Sealy Corporation
One Office Parkway
Trinity, North Carolina 27370

April 4, 2006

VIA FACSIMILE AND EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Sealy Corporation Registration Statement on Form S-1 File No.: 333-126280

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Sealy Corporation (the "Company") be accelerated so that the Registration Statement may become effective at 3:00 p.m. EDT on April 6, 2006, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

        The Company acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Sealy Corporation
By:	/s/ KENNETH L. WALKER
	Name:	Kenneth L. Walker
	Title:	Senior Vice President and General Counsel

[CITIGROUP LOGO] corporate and investment banking	Global Banking 388 Greenwich Street New York, NY 10013

April 4, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Attention: Andrew P. Schoeffler

Re:	Sealy Corporation Registration Statement on Form S-1 File No. 333-126280

Dear Mr. Schoeffler:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriter(s), hereby join with Sealy Corporation's request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on April 6, 2006 at 3:00 p.m., New York City time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

  (i)
  Date of preliminary prospectus: March 24, 2006.

  (ii)
  Dates of distribution: March 24, 2006–April 4, 2006

  (iii)
  Number of prospective underwriters to whom the preliminary prospectus was furnished: 8

  (iv)
  Number of prospectuses so distributed: approximately 40,000

  (v)
  We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,
Citigroup Global Markets Inc.
/s/ JOHN C. COCCHIARELLA
John C. Cocchiarella Senior Vice President